

April 17, 2013

Via E-mail
J A Kirk McKinnon
Chief Executive Officer
Energizer Resources Inc.
520-141 Adelaide Street West
Toronto, Ontario
Canada M5H 3L5

> **Re: Energizer Resources Inc.**
> **Amendment No. 3 to Form 10-K for Fiscal Year Ended June 30, 2012**
> **Filed April 8, 2013**
> **File No. 000-51151**

Dear Mr. McKinnon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Form 10-K for Fiscal Year Ended June 30, 2012

Exhibit 10.6 – Joint Venture Agreement Between Malagasy Minerals Limited and Energizer Resources Inc.

1.   It appears that the sublease agreements included as Annexures B and C to the Joint Venture Agreement have not been entered into. Please advise us of the company's exploration rights with respect to the joint venture property since it appears that the company does not have any rights pursuant to the sublease agreements.

Please contact Tiffany Piland at (202) 551-3589 or me at (202) 551-3795 with any questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director